UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 16)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

F-STAR THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30315R107

(CUSIP Number of Class of Securities)

Eliot Forster, Ph.D.

Chief Executive Officer

Eddeva B920

Babraham Research Campus

Cambridge, CB22 3AT, United Kingdom

+44-1223-497400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

William C. Hicks, Esq.

Matthew J. Gardella, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 16 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by F-star Therapeutics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 7, 2022 relating to the offer by invoX Pharma Limited, a private limited Company organized under the laws of England and Wales (“Parent”), Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Parent, and Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“Guarantor”) to acquire any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $7.12 per Company Share (the “Offer Price”), net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“On February 23, 2023, Purchaser, Parent and Guarantor extended the Offer to 5:00 p.m., Eastern Time, on March 3, 2023, unless further extended. The purpose of the extension is to provide additional time for the parties to finalize an agreement with the Committee on Foreign Investment in the United States (“CFIUS”). The parties believe they are in the late stages of the approval process for a definitive agreement necessary to remove CFIUS’s Interim Order and allow the transaction to close. However, there can be no assurances that the parties will reach a final agreement with CFIUS.

In connection therewith, the parties also entered into Amendment No. 7 to the Merger Agreement to extend the End Date from one minute past 11:59 p.m., Eastern Time, on February 24, 2023 to one minute past 11:59 p.m., Eastern Time, on March 7, 2023. As previously described, the Merger Agreement may be terminated by either party, subject to certain exceptions, if any of the Offer conditions, are not satisfied or waived, to the extent waiveable, by Purchaser on or before the End Date, as defined in the Merger Agreement, as amended, unless further amended by the parties.”

Forward-Looking Statements

This Amendment No. 16 contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. These forward-looking statements include, without limitation, statements related to the consummation of the acquisition of the Company, the availability of mitigation measures and other statements that are not historical facts. These forward-looking statements are based on Parent’s and the Company’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the parties’ ability to complete the transaction on the proposed terms and schedule; whether sufficient stockholders of the Company tender their shares in the Transaction; whether the parties can address the concerns raised by CFIUS sufficiently to enable the interim order to be revoked or terminated, or to otherwise permit the closing of the transaction or the equity investment provided for in the Merger Agreement in the event of certain terminations related to the Foreign Investment Condition; whether the Parties and CFIUS will be able to agree on mitigation terms; the possibility that some of the Offer conditions will not be satisfied or waived by Parent, to the extent waiveable, by the Expiration Date; and other risks related to the Company’s business detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2022 and September 30, 2022. The Company undertakes no duty or obligation to update any forward-looking statements contained in this report as a result of new information, future events or changes in their expectations, except as required by law.

Item 9. Exhibits.

Exhibit No.	Description

(e)(19)	Amendment No. 7 to Agreement and Plan of Merger, dated February 22, 2023 (incorporated by reference to Exhibit (d)(15) to the Schedule TO/A filed by Guarantor, Parent and Purchaser on February 23, 2022).

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

F-star Therapeutics, Inc.

By:	/s/ Darlene Deptula-Hicks
Name: Darlene Deptula-Hicks
Title: Chief Financial Officer

Dated: February 23, 2023

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